SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 13, 2003

                                    HEAD N.V.
                 (Translation of Registrant's Name into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---         ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                   Yes    No X
                                      ---   ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes    No X
                                      ---   ---

        (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                   Yes    No X
                                      ---   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HEAD N.V.



Date: 13 November 2003                    By        /s/ Johan Eliasch
      ----------------                      ------------------------------------
                                            Chairman and Chief Executive Officer

                                  [HEAD LOGO]

Press Release

HEAD NV Announces Results for the Three Months and Nine Months ended 30th September 2003 and Quarterly Reporting Dates for 2004

Rotterdam - November 13th 2003 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30th September, 2003 compared to the three months ended 30th September, 2002:

o   Net revenues increased 12.1% to $116.6 million
o   Operating profit increased by $0.8 million to $7.7 million
o   Net income increased by $0.3 million to $2.2 million

For the nine months ended 30th September, 2003 compared to the nine months ended 30th September, 2002:

o   Net revenues increased 7.0% to $269.4 million
o   Operating result worsened by $12.1 million to a $10.3 million loss
o   Net loss increased by $5.6 million to $16.6 million
o Net cashflow from operations decreased from a $3.4 million inflow to a $5.1 million outflow

Johan Eliasch, Chairman and CEO, commented:

"The third quarter has seen a number of positive progressions for Head. Revenues are up in our Racquet Sports division, as we predicted they would be following the launch of Liquidmetal. Revenues are also continuing to grow strongly in our Winter Sports division.

However, there is still a significant impact on our reported numbers from the movement of the euro against the dollar and many of the underlying markets remain weak. Diving division revenues, whilst up in our reporting currency, are still lower in local currency terms.

Whilst we expect our 2003 revenues to be ahead of 2002's, the third quarter results are not indicative of what we expect our full year revenue growths to be.

We have begun to implement a number of restructuring, reorganization and cost saving projects to cut our costs during these difficult market conditions and expect to see cost reductions from the beginning of 2004. However, the cost of implementing these projects has negatively impacted our operating profit in the first nine months of 2003 and there will also be further costs incurred during the fourth quarter."

Revenues

                          For the Three Months Ended  For the Nine Months Ended
                                30th September,             30th September,
                              2002          2003          2002          2003
                          ------------------------------------------------------
Product category:
Winter Sports ............ $ 49,790      $ 60,018      $ 63,233      $ 82,425
Racquet Sports ...........   40,480        41,693       133,180       128,805
Diving ...................   12,290        12,847        49,672        51,383
Licensing ................    1,451         2,023         5,638         6,754
                            ---------------------       ---------------------
  Total Revenues .........  104,011       116,581       251,722       269,366
                            =====================       =====================
Winter Sports

For the three-month period ended 30th September 2003, our Winter Sports revenues increased by 20.5% or $10.2 million, to $60.0 million from $49.8 million in the same period in the prior year. For the nine-month period ended 30th September 2003, our Winter Sports revenues increased by 30.4% or $19.2 million, to $82.4 million from $63.2 million in the same period in the prior year.

Revenues increased in all of our product segments due in part to the strengthening of the euro against the US dollar and also due to the positive reaction by the market to our product offering. In the current difficult market conditions we believe that we have both outperformed the market and many of our key competitors and expect to gain market share in a number of our products and geographies.

Gross margins declined in both the third quarter and the first nine months of 2003 compared to the same periods of 2002. This was due to a change in the product mix in the division this year and also the negative currency impact of costs in this division that are largely incurred in euro. The nine months margin was also impacted by a large quantity of close-out sales at the beginning of the year.

Racquet Sports

For the three-month period ended 30th September 2003, our Racquet Sports revenues increased by $1.2 million or 3.0%, to $41.7 million from $40.5 million for the three months ended 30th September 2002. For the nine-month period ended 30th September 2003, our Racquet Sports revenues decreased by $4.4 million or 3.3%, to $128.8 million from $133.2 million in the same period in the prior year.

The increased revenues for the third quarter are due to higher sales of tennis racquets, following the July launch of our new Liquidmetal series. The decline over the nine-month period is due to the very tough market conditions particularly in the US tennis racquet and tennis ball markets that affected our first half results. In the third quarter we saw some encouraging signs, in particular in racquets, and expect them to carry over into the fourth quarter of 2003.

Liquidmetal has been very well received by both consumers and retailers and these racquets have already become some of the best selling racquets in the market.

The timing of the Liquidmetal launch has impacted both revenue and gross margins. Liquidmetal racquets were launched with fewer models and later in 2003 than our higher price point models were launched in 2002. This mix change affects the margins when comparing third quarter 2003 margins with those of 2002. At the same time we should benefit favorably in revenue and margins in the fourth quarter from the later introductions in 2003.

Diving

For the three-month period ended 30th September 2003, our Diving revenues increased by 4.5% or $0.6 million, to $12.8 million from $12.3 million in the comparable 2002 period. For the nine-month period ended 30th September 2003, our Diving revenues increased by 3.4% or $1.7 million, to $51.4 million from $49.7 million in the comparable 2002 period.

This increase in revenues was primarily due to the strengthening of the euro against the US dollar and we experienced declines in local currency sales in all of our key markets.

Gross margins have been negatively impacted by these declines in local currency sales and also by the effect of exchange on our costs.

Licensing

For the three-month period ended 30th September 2003, our Licensing revenues increased by $0.6 million, to $2.0 million from $1.5 million in the same period in 2002. For the nine-month period ended 30th September 2003, our Licensing revenues increased by $1.1 million, to $6.8 million from $5.6 million in the same period in 2002.

The increase was due in part to the timing of licensing income receipts and in part due to the strengthening of the euro against the US dollar.

Profitability

For the nine months ended September 30, 2003, gross profit decreased by $0.1 million, or 0.1%, to $101.5 million from $101.6 million in the comparable 2002 period. Gross margin decreased to 37.7% in 2003 from 40.4% in the comparable 2002 period due to lower average prices and the strengthening of the euro against the US dollar (which affected our euro-denominated costs).

Gross profit has also been affected by the inclusion of some costs associated with various reorganization programmes.

For the nine months ended September 30, 2003, selling and marketing expenses increased by $7.5 million, or 10.0%, to $82.6 million from $75.1 million in the comparable 2002 period. The increase was due to exchange rate effects on these predominantly euro denominated costs and an increase in the allowance for bad debts of $0.9 million.

For the nine months ended September 30, 2003, general and administrative expenses increased by $4.4 million, or 18.7%, to $27.8 million from $23.4 million in the comparable 2002 period. The increase was in part due to exchange rate effects on these predominantly euro denominated costs and in part due to the costs associated with various cost saving programmes.

For the nine months ended September 30, 2003, we recorded restructuring cost of $0.9 million arising from the shutdown our US diving and winter sports warehouses and the movement of our US winter sports organization to our US headquarters.

As a result of the foregoing factors, for the nine months ended September 30, 2003, the operating result worsened by $12.1 million to a $10.3 million loss from an operating income of $1.8 million in the comparable 2002 period.

For the nine months ended September 30, 2003, interest expense increased by $1.6 million, or 18.1%, to $10.2 million from $8.7 million in the comparable 2002 period. This increase was due to exchange rate effects, in particular on the euro denominated bond.

For the nine months ended September 30, 2003, interest income increased by $0.2 million, or 33.9%, to $0.7 million from $0.5 million in the comparable 2002 period. This increase was due to higher cash on hand and the strengthening of the euro against the US dollar.

For the nine months ended September 30, 2003, our foreign currency exchange loss was $0.2 million compared to a loss of $4.5 million in the comparable 2002 period. This change was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro-based subsidiaries to permanently-invested intercompany receivables.

As a result of the foregoing factors, for the nine months ended September 30, 2003, the net loss increased to $16.6 million from $11.0 million in the comparable 2002 period.

2003 Outlook

Given the current market conditions, we still remain cautious about our full year financial results.

Overall we expect revenues to be ahead of last year. However, including the restructuring, reorganizing and other one-time costs, we expect to have lower margins so that although the Company will continue to record positive operating profits, these will be considerably below last year's level.

Consolidated Results

                                                     For the Three Months Ended      For the Nine Months Ended
                                                            30th September,                30th September,
                                                     ----------------------------------------------------------
                                                         2002           2003            2002            2003
                                                     ----------------------------------------------------------
REVENUES
Total revenues .................................     $ 104,011       $ 116,581       $ 251,722       $ 269,366
Cost of sales ..................................        61,190          70,532         150,101         167,838
                                                      -------------------------       -------------------------
   Gross profit ................................        42,821          46,049         101,622         101,528
                                                      =========================       =========================
   Gross margin ................................          41.2%           39.5%           40.4%           37.7%
Selling & marketing expense ....................        27,365          27,975          75,142          82,630
General & administrative expense (excl.
non-cash compensation expense & restructuring
costs) .........................................         8,116           9,792          23,409          27,790
Non-cash compensation expense ..................           408             164           1,225             491
Restructuring costs ............................            --             390              --             875
                                                      -------------------------       -------------------------
   Operating income (loss) .....................         6,931           7,729           1,845         (10,258)
                                                      =========================       =========================
Interest expense ...............................        (3,321)         (3,444)         (8,670)        (10,241)
Interest income ................................           221             173             546             731
Foreign exchange gain (loss) ...................           266            (478)         (4,517)           (165)
Other income (expense), net ....................           174             (97)            169            (115)
                                                      -------------------------       -------------------------
   Income (loss) before income taxes ...........         4,270           3,883         (10,627)        (20,048)
Income tax benefit (expense) ...................        (2,397)         (1,703)           (348)          3,441
                                                      -------------------------       -------------------------
   Net income (loss) ...........................     $   1,873       $   2,180       $ (10,975)      $ (16,607)
                                                      =========================       =========================


2004 Reporting Schedule

The Company will release its financial results and host a teleconference on the following dates during 2004:

Full year 2003          Tuesday 24th February 2004

1st quarter 2004        Thursday 13th May 2004

2nd quarter 2004        Thursday 12th August 2004

3rd quarter 2004        Thursday 11th November 2004

The Company will release the results prior to the opening of the Vienna Stock Exchange and the teleconferences will be held at 4 pm Central European Time (10 am New York Time). Teleconference details will be distributed at least one week prior to each scheduled event and posted on our website.

In addition, Head will file its financial results electronically with the SEC's EDGAR databases.

The Company archives financial results, press releases and teleconference transcripts on the Investor Relations page of its website.


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Rainer Schuettler, Marat Safin, Marco Buechel and Francisco "Pipin" Ferreras.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Amanda Hobman, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: htmah@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940


This press release should be read in conjunction with the company's quarterly report for the period ended 30th September, 2003.


This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.